UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2014.

Commission File Number: 001-31221

Total number of pages: 9

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: May 13, 2014	By:	/s/ MUTSUO YAMAMOTO
Mutsuo Yamamoto Head of Investor Relations

Information furnished in this form:

1.	NTT DOCOMO Announces New Management Team

NTT DOCOMO, INC.

President and CEO: Kaoru Kato

Tokyo Stock Exchange: 9437

New York Stock Exchange: DCM

May 13, 2014

NTT DOCOMO Announces New Management Team

TOKYO, JAPAN, May 13, 2014 — NTT DOCOMO, INC. announced today that its board of directors has met and proposed the following changes in executive positions for official approval at the shareholders and board of directors meetings scheduled on June 19, 2014.

1.	Changes in Executives

1)	New Representative Directors (candidates) Senior Executive Vice President, Member of the Board of Directors

	(Name)	(Current Position)

	Kazuhiro Yoshizawa	Executive Vice President Member of the Board of Directors Managing Director of Corporate Strategy & Planning Department

	Yoshikiyo Sakai	Director and Senior Vice President Director of Finance and Accounting Department NIPPON TELEGRAPH AND TELEPHONE CORPORATION

	Akira Terasaki	Adviser Nomura Research Institute, Ltd.

*Mr. Yoshikiyo Sakai is expected to become Senior Executive Vice President, Member of the Board of Directors on June 26, 2014.

2)	Resigning Representative Directors (candidates)

	(Name)	(Current Position)

	Kazuto Tsubouchi	Senior Executive Vice President Member of the Board of Directors [Expected to become Adviser]

	Fumio Iwasaki	Senior Executive Vice President Member of the Board of Directors [Expected to join DOCOMO Engineering Inc.*1]

2.	Other Executive Changes

1) New Members of the Board of Directors (candidates)

(Name)	(Current Position)

Hiroyasu Asami	Executive Vice President Managing Director of Smart-life Business Division

Kiyohiro Omatsuzawa	Senior Vice President Managing Director of Chugoku Regional Office

Shoji Suto	Senior Vice President Managing Director of Shikoku Regional Office

Toshiki Nakayama	Senior Vice President Managing Director of Smart-life Solutions Department

Makoto Tani	Senior Vice President Managing Director of Corporate Marketing Department II

Hajime Kii	Senior Vice President Managing Director of Global Business Division

2) New Audit & Supervisory Board Members (candidates)

(Name)	(Current Position)

Tooru Kobayashi	President and Chief Executive Officer DOCOMO Service Inc.

Toshimune Okihara	President and Chief Executive Officer NTT ComTechnology Corporation

*Mr. Toshimune Okihara is expected to become an External Audit & Supervisory Board Member.

3) New Senior Vice Presidents (candidates)

(Name)	(Current Position)

Tomohisa Ueno	General Manager, Kanagawa Branch

Hiroshi Nakamura	Managing Director of Core Network Development Department

Ken Yoshizaki	Managing Director of Financial Business Department

Hozumi Tamura	Managing Director of Smart-life Planning Department

Seiji Maruyama	Managing Director of Product Department

Osamu Hirokado	Managing Director of Public Relations Department

4) Resigning Members of the Board of Directors (candidates)

(Name)	(Current Position)

Tsutomu Shindou	Executive Vice President Member of the Board of Directors [Expected to join mmbi, Inc.]

Takashi Tanaka	Executive Vice President Member of the Board of Directors [Expected to join DOCOMO Service Inc.*1]

Wataru Kagawa	Executive Vice President Member of the Board of Directors [Expected to join NIPPON TELEGRAPH AND TELEPHONE EAST CORPORATION]

Kiyoshi Tokuhiro	Executive Vice President Member of the Board of Directors [Expected to join DOCOMO Mobile Inc.*1]

Ryuji Yamada	Member of the Board of Directors Chief Strategic Adviser [Expected to become Chief Strategic Adviser]

5) Resigning Audit & Supervisory Board Members (candidates)

(Name)	(Current Position)

Takanori Utano	Audit & Supervisory Board Member [Expected to become Adviser]

Kenji Ota	Audit & Supervisory Board Member [Expected to become Adviser]

6) Resigning Executive Vice President and Senior Vice Presidents (candidates)

(Name)	(Current Position)

Seiji Nishikawa	Executive Vice President

Akiko Ide	Senior Vice President [Expected to join NIPPON TELEGRAPH AND TELEPHONE CORPORATION]

Yuji Araki	Senior Vice President [Expected to join DOCOMO Support Inc.]

Tomohiro Kurosawa	Senior Vice President [Expected to join KYOWA EXEO CORPORATION]

*Mr. Seiji Nishikawa is currently Member of the Board of Directors at DOCOMO Systems, Inc., and is expected to stay in the same position.

7) Executive Vice Presidents and Members of the Board of Directors (candidates)

(Name)	(Current Position)

Seizo Onoe	Executive Vice President Member of the Board of Directors

Hirotaka Sato	Senior Vice President Member of the Board of Directors

Kazuhiro Takagi	Senior Vice President Member of the Board of Directors

Hiroyasu Asami	Executive Vice President

Shoji Suto	Senior Vice President

Kiyohiro Omatsuzawa	Senior Vice President

Toshiki Nakayama	Senior Vice President

8) Executive Vice President (candidates)

(Name)	(Current Position)

Kiyohito Nagata	Executive Vice President

Expected Executive Positions and Organizational Responsibilities as of June 19, 2014

Positions	Name	Organizational Responsibilities
President and Chief Executive Officer Member of the Board of Directors	Kaoru Kato
Senior Executive Vice President Chief Information Officer Chief Information Security Officer Chief Privacy Officer Member of the Board of Directors	Kazuhiro Yoshizawa	Responsible for: – Technology – Device – Information strategy
Senior Executive Vice President Member of the Board of Directors	Yoshikiyo Sakai	Responsible for: – Consumer business – Marketing – Global business – Corporate
Senior Executive Vice President Member of the Board of Directors	Akira Terasaki	Responsible for: – Corporate business – Improvement of business operations – CSR
Executive Vice President Chief Technical Officer Member of the Board of Directors	Seizo Onoe	Managing Director of R&D Center (effective until June 30, 2014) Managing Director of R&D Innovation Division (effective from July 1, 2014)
Executive Vice President Chief Financial Officer Member of the Board of Directors	Hirotaka Sato	Managing Director of Accounts and Finance Department Responsible for: – Finance – Business alliance
Executive Vice President Member of the Board of Directors	Kazuhiro Takagi	Managing Director of Corporate Marketing Division Managing Director of TOHOKU Reconstruction Support Office Responsible for: – Corporate sales
Executive Vice President Member of the Board of Directors	Hiroyasu Asami	Managing Director of Corporate Strategy & Planning Department

Position(s)	Name	Organizational Responsibilities
Executive Vice President Member of the Board of Directors	Shoji Suto	Responsible for: – Consumer sales – Branches in Kanto and Koshinetsu areas (effective until June 30, 2014) Responsible for – Consumer sales (effective from July 1, 2014)
Executive Vice President Member of the Board of Directors	Kiyohiro Omatsuzawa	Managing Director of Network Department Responsible for: – Network – Preparation for 2020
Executive Vice President Member of the Board of Directors	Toshiki Nakayama	Managing Director of Smart-life Business Division Managing Director of Smart-life Solutions Department
Senior Vice President Member of the Board of Directors	Hajime Kii	Managing Director of Human Resources Management Department
Senior Vice President Member of the Board of Directors	Makoto Tani	Managing Director of General Affairs Department Managing Director of Improvement Action Office
Member of the Board of Directors	Teruyasu Murakami	-
Member of the Board of Directors	Takashi Nakamura	-
Executive Vice President	Kiyohito Nagata	Managing Director of Kansai Regional Office
Senior Vice President	Syohei Sakaguchi	Managing Director of Hokkaido Regional Office
Senior Vice President	Koji Aoyama	Managing Director of Tohoku Regional Office
Senior Vice President	Kei Irie	Managing Director of Tokai Regional Office
Senior Vice President	Ichiro Nishino	Managing Director of Hokuriku Regional Office
Senior Vice President	Yohji Maruyama	Managing Director of Chugoku Regional Office
Senior Vice President	Osamu Hirokado	Managing Director of Shikoku Regional Office
Senior Vice President	Kazunori Yamamoto	Managing Director of Kyushu Regional Office
Senior Vice President	Tomohisa Ueno	General Manager, Shinjuku Branch (effective until June 30, 2014) General Manager, Tokyo Branch (effective from July 1, 2014)
Senior Vice President	Minoru Etoh	Managing Director of R&D Strategy Department
Senior Vice President	Hiroshi Nakamura	Managing Director of Core Network Development Department

Position	Name	Organizational Responsibilities

Senior Vice President	Seiji Maruyama	Managing Director of Product Department

Senior Vice President	Ken Yoshizaki	Managing Director of Financial Business Department

Senior Vice President	Hozumi Tamura	Managing Director of Smart-life Planning Department

Senior Vice President	Morikazu Takahashi	Deputy Managing Director of Corporate Marketing Division

Senior Vice President	Kouji Furukawa	Managing Director of Corporate Marketing Department I

Senior Vice President	Mitoshi Hirokane	Managing Director of Information Security Department
Senior Vice President	Kyoji Murakami	Senior Executive Vice President, docomo Healthcare, Inc. Engages in: - Medical / Healthcare Business Promotion

Position	Name
Full-time Audit & Supervisory Board Member	Tooru Kobayashi
Full-time Audit & Supervisory Board Member	Haruo Morosawa
Full-time Audit & Supervisory Board Member	Naoto Shiotsuka
Full-time Audit & Supervisory Board Member	Toshimune Okihara
Audit & Supervisory Board Member	Eiko Tsujiyama

*1	DOCOMO Engineering Inc., DOCOMO Service Inc., DOCOMO Mobile Inc., and DOCOMO Business Net Inc. will be merged to become DOCOMO CS Inc. on July 1, 2014.

For further information, please contact

Investor Relations Department

NTT DOCOMO, INC.

Tel: +81-3-5156-1111

About NTT DOCOMO

NTT DOCOMO provides innovative, convenient and secure mobile services that enable smarter living for each customer. The company serves over 63 million mobile customers in Japan via advanced wireless networks, including a nationwide 3G network and one of the world’s first commercial LTE networks. Leveraging its unique capabilities as a mobile operator, DOCOMO is a leading developer of cutting-edge technologies for NFC mobile payments, mobile GPS, mobile TV, intuitive mobile assistance, environmental monitoring, smart grids and much more. Overseas, the company provides technical and operational expertise to eight mobile operators and other partner companies. NTT DOCOMO is listed on the Tokyo (9437) and New York (DCM) stock exchanges. Please visit https://www.nttdocomo.co.jp/english/ for more information.

Attachment

Career Summaries of New Representative Directors (candidates)

Kazuhiro Yoshizawa

- Birth:	June 21, 1955

- Shares Owned:	15,800

- Career

April 1979	Entered NTT Public Corporation

July 2003	Senior Director of Corporate Strategy and Planning Department of NTT DOCOMO, INC.

June 2007	Senior Vice President, Managing Director of Corporate Marketing Department II of NTT DOCOMO, INC.

June 2011	Senior Vice President, Managing Director of Human Resources Management Department of NTT DOCOMO, INC.

June 2012	Executive Vice President, Managing Director of Corporate Strategy & Planning Department and Responsible for Mobile Society Research Institute of NTT DOCOMO, INC.

February 2013	President and Chief Executive Officer of NTT DOCOMO Ventures, Inc. (To the present)

July 2013

Executive Vice President, Managing Director of Corporate Strategy & Planning Department, Managing Director of Structural Reform Office and Responsible for Mobile Society Research Institute of NTT DOCOMO, INC. (To the present)

Yoshikiyo Sakai

- Birth:	October 10, 1956

- Shares Owned:	6,400

- Career

April 1980	Entered NTT Public Corporation

July 2002	Senior Director of Accounts and Finance Department of NTT DOCOMO, INC.

June 2005	Managing Director of Investor Relations Department of NTT DOCOMO, INC.

July 2008	Managing Director of Public Relations Department of NTT DOCOMO, INC.

June 2009	Senior Vice President, Managing Director of Public Relations Department of NTT DOCOMO, Inc.

June 2012	Senior Vice President, Director of Finance and Accounting Department of NIPPON TELEGRAPH AND TELEPHONE CORPORATION (To the present)

Akira Terasaki

- Birth:	January 20, 1952

- Shares Owned:	1,000

- Career

April 1976	Entered Ministry of Posts and Telecommunications

July 2008	Vice-Minister for Policy Coordination, Ministry of Internal Affairs and Communications

July 2010	Special Advisor to the Ministry of Internal Affairs and Communications

October 2010	Professor, Tokyo Institute of Technology of Graduate School (Science and Engineering) (To the present)

July 2011	Adviser of Nomura Research Institute, Ltd. (To the present)